Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                June 15, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9492
              Balanced Income Equity and ETF Portfolio, Series 49
                                 (the "Trust")
                     CIK No. 1858941  File No. 333-256238
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. THE STAFF NOTES THE PORTFOLIO SELECTION PROCESS STATES, "THE ETF PORTION OF THE TRUST'S PORTFOLIO IS EQUALLY WEIGHTED AMONG INVESTMENT GRADE BOND FUNDS, HIGH-YIELD BOND FUNDS AND INTERNATIONAL BOND FUNDS WHICH HAVE NO CRITERIA RELATING TO CREDIT QUALITY." HOWEVER, THE NEXT PARAGRAPH STATES, IN PART, THAT THE ETFS WERE SELECTED BASED ON THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETFS "MOSTLY FOCUSING ON CREDIT QUALITY, MATURITY, AND DURATION." PLEASE RECONCILE THIS INCONSISTENCY AS TO CREDIT QUALITY.

      Response: The Trust notes that credit quality is one of several criteria considered for selecting ETFs for the Trust's portfolio. As such, the first sentence the Staff mentioned has been revised as follows:

      The ETF portion of the Trust's portfolio is equally weighted among investment grade bond funds, high-yield bond funds and international bond funds.

      2. PLEASE SPECIFY THE MATURITY AND DURATION CRITERIA IF THE ETFS WERE SELECTED BASED ON THAT CRITERIA.

      Response: The Trust respectfully notes that credit quality, maturity and duration are only a subset of criteria considered for the quality and character of the securities held by the ETFs, which is one of a number of factors considered by First Trust's research department in selecting ETFs for the Trust. As such, there are no specific bright line criteria relating to credit quality, maturity or duration. These factors are among those that are balanced to varying degrees based on current economic conditions. For example, in times of rising interest rates, Funds with shorter average durations and maturities are favored. If rising interest rates are less of a concern, the average duration and maturity of the Funds is less of a consideration. If the economy is weaker and default of underlying securities becomes more of a concern, the average credit quality of the Funds becomes a larger factor in the selection process. Conversely, when the economy is strong, credit quality is less of a factor in the selection process.

      In accordance with the Staff's comment to provide more clarity, the prospectus has been revised as follows:

      The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions). All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.

      3. PLEASE ADD DISCLOSURE DEFINING WHAT IS MEANT BY "DURATION" AND ADD AN EXAMPLE.

      Response: The prospectus has been revised in accordance with the Staff's comment by adding the following disclosure:

      The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond's weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

Risk Factors
____________

      4. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA.

      Response: If, based on the Trust's final portfolio, the Trust has material exposure to China, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon